MainGate Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

March 21, 2014

VIA EDGAR TRANSMISSION

Mr. Asean Parachkevov
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

RE:	MAINGATE TRUST (the “Trust”)
Securities Act Registration No: 333-170422
Investment Company Act Registration No: 811-22492

Dear Mr. Parachkevov:

This correspondence is being filed in response to oral comments and suggestions made by Staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”) on March 18, 2014, with respect to the Trust’s Post-Effective Amendments (“PEA”) No. 6 to its registration statement.  PEA No. 6 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on January 28, 2014, in order to add an additional share class (Class C) to the MainGate MLP Fund (the
“Fund”).

In connection with this response to the Staff’s comments, the Trust, on behalf of the Fund, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Mr. Asean Parachkevov
U.S. Securities and Exchange Commission
March 21, 2014

Prospectus

1.
Staff Comment: In the introductory paragraph to the “Fees and Expenses of the Fund” subsection, please clarify whether the aggregate investment amount required for sales charge discounts is an amount invested in the Fund, or in a fund family.

Response: The Trust confirms that the amount required to qualify for a sales charge discount is an amount invested in the Fund only.  The Trust has revised the disclosure as follows:

“This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.  Class A shareholders who invest, or agree to invest in the future, at least $50,000 in the Fund, may qualify for sales charge discounts.”

2.	Staff Comment: Please add disclosure to the Fund’s Principal Strategies that the Fund will invest at least 80% of its nets assets, plus borrowings for investments purposes, in MLP interest.

Response:  The Trust undertakes to make the requested revision in the next post-effective amendment to its registration statement.

3.
Staff Comment: Please confirm that the derivatives disclosure is consistent with Staff guidance, including the Staff’s letter to the Investment Company Institute (“ICI”) dated July 30, 2010 (the “Letter”).

Response:  The Trust confirms that it has considered the Staff’s concerns regarding the use of derivative securities as described in its Letter to the ICI when drafting disclosure regarding the Fund’s use of derivative securities and believes that the current disclosure adequately describes the Fund’s use of derivatives.

4.
Staff Comment:  If the Fund is not advised by or sold through an insured depository institution, please remove the statement that “An investment in the Fund is not insured or guaranteed by any government agency.”

Response: The Trust undertakes to make the requested revision in the next post-effective amendment to its registration statement.

5.	Staff Comment: Please include a statement of the range of small and mid-cap companies in which the Fund may invest in the “Small- and Mid-Cap MLP Risk” disclosure.

Response: The Trust has revised the disclosure as follows:

“Small- and Mid-Cap MLP Risk.  Certain MLPs and energy sector companies in which the Fund may invest may have small- or mid-sized market capitalizations.  The Fund considers small-cap companies to be companies with market capitalizations between $250 million and $1.5 billion, and mid-cap companies to be companies with market capitalizations between $1.5 billion and $5.0 billion. Investing in the securities of small- or mid-cap companies presents particular investment risks.”

Mr. Asean Parachkevov
U.S. Securities and Exchange Commission
March 21, 2014

6.	Staff Comment: On page 26, please include the disclosure required by Form N-1A, Item 12(a)(1), Instruction 3(c) with respect to how the sales load is calculated.

Response:  The Trust has revised the disclosure as follows:

“Contingent Deferred Sales Charge. Class C Shares are subject to a contingent deferred sales charge (“CDSC”) of 1.00% if redeemed within twelve months of purchase.  The CDSC is assessed on an amount equal to the lesser of the then current market value of the shares or the historical cost of the shares (which is the amount actually paid for the shares at the time of original purchase) being redeemed. Accordingly, no sales charge is imposed on increases in net asset value above the initial purchase price. In addition, no CDSC is assessed on Class C Shares derived from reinvestment of dividends or capital gain dividends. To keep your CDSC as low as possible, each time you place a request to redeem shares, the Fund assumes that a redemption is made first of shares not subject to a CDSC (including shares which represent reinvested dividends and distributions), and then of shares that represent the lowest sales charge.  You should retain any records necessary to substantiate the historical cost of their shares, as the Fund and your financial intermediary may not retain this information.”

Statement of Additional Information

1.
Staff Comment:  Please confirm whether the Adviser has policies and procedures with respect to the allocation of investment opportunities among the Adviser’s advisory accounts, including the Fund, and state whether the Trust’s Board of Trustees has approved such policies and procedures.

Response: The Advisor has adopted and maintains compliance policies and procedures with respect to the allocation of investment opportunities among the Adviser’s advisory accounts, including the Fund.  The Trust’s Board of Trustees has approved generally the Adviser’s compliance policies and procedures, including the Adviser’s policies with respect to the allocation of investment opportunities, upon a finding that such policies and procedures are reasonably designed to prevent violation of federal securities laws by the Fund and the Adviser.

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If you have any questions regarding the enclosed, please do not hesitate to contact Alia M. Vasquez, Esq. of U.S. Bancorp Fund Services, LLC at (414) 765-6620.

Very truly yours,

/s/ Matthew M. Mead
Matthew M. Mead
President
MainGate Trust

cc: DeeAnne Sjögren Esq., Thompson Coburn LLP